Exhibit 99.1

Date: February 12, 2026	324 - 8th Avenue SW, 8th floor
Calgary AB, T2P 2Z2
www.computershare.com

To: All Canadian Securities Regulatory Authorities
      Toronto Stock Exchange
      New York Stock Exchange
      Securities and Exchange Commission

Subject: SOUTH BOW CORPORATION

Dear Sir/Madam :

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer :

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	March 09, 2026
Record Date for Voting (if applicable):	March 09, 2026
Beneficial Ownership Determination Date:	March 09, 2026
Meeting Date:	May 7, 2026
Meeting Location (if available):	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO :	Yes

Notice and Access (NAA) Requirements :
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	83671M105	CA83671M1059

Sincerely,

Computershare
Agent for SOUTH BOW CORPORATION